Exhibit 99.1

Press Release

SCHMID Group Announces Agreement for New China Manufacturing Campus to Support Future Growth

Freudenstadt, Germany, June 9, 2026 – SCHMID Group N.V. (NASDAQ: SHMD) (“SCHMID”), a global leader in advanced manufacturing solutions for the electronics and semiconductor industries, today announced that it has signed a preliminary manufacturing project letter of intent and investment framework agreement with local authorities in Banfu Industrial Zone, Zhongshan, Guangdong Province, China, regarding the establishment of a new manufacturing campus.

The planned facility will consolidate SCHMID’s existing manufacturing operations currently located at two separate leased facilities into a single company-owned production campus. As a result, SCHMID expects the new facility to provide nearly double the effective manufacturing capacity of its current China operations, through the extension of operational space, improved layout efficiency, streamlined logistics, and optimized production workflows. The facility is expected to provide significant production capacity growth capable of supporting an expected annual revenue substantially above SCHMID’s current China manufacturing capacity.

The investment supports SCHMID’s long-term “In China for China” strategy and is intended to address increasing demand for advanced wet-process equipment used in the manufacturing of high-end HDI boards, IC substrates, AI server boards and other advanced electronic applications, because Chinese customers increasingly require short delivery times, rapid project execution and local support capabilities.

The new manufacturing campus is expected to enhance SCHMID’s ability to respond quickly to customer requirements while improving operational efficiency through the consolidation of its existing operations into a single location.

The total investment for land acquisition, construction and related infrastructure is expected to be approximately €11 million. The agreement with local authorities provides for various development incentives including land use rights for long-term use by the local authorities.

SCHMID expects the majority of the project financing to be provided through local Chinese bank financing on partially subsidized financing terms with such financing anticipated to be primarily secured by the project assets and associated land-use rights.

Construction is expected to commence following completion of the final land transfer and permitting process and the conclusion of a final, binding agreement. SCHMID currently expects to begin operations at the new facility approximately mid-2027.

“The establishment of a modern, company-owned manufacturing campus represents an important milestone in SCHMID’s development in China,” said CEO Christian Schmid. “The investment strengthens our ability to support customers in one of the world’s most dynamic electronics manufacturing markets while providing the capacity required for future growth.”

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include statements regarding the SCHMID’s expected growth, anticipated demand trends, and other statements that are not historical facts. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: geopolitical events, conflicts or wars, including trade wars, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe, China and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC May 15, 2026, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

About The SCHMID Group

The SCHMID Group is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs approximately 700 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.

Learn more at www.schmid-group.com